Exhibit 99.2
Preventative Health EMPOWERED Earnings Presentation May 2025

Forward-Looking Statements Certain statements included in this presentation (this “Presentation”) of MEDIROM Healthcare Technologies Inc., a company organized under the laws of Japan (the “Company,” “we,” “us” or “our”), are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements include, but are not limited to, forecasts of financial and performance metrics (including key performance indicators), and projections of market size and opportunity. These statements are based on various assumptions and on the current expectations of the Company and its management and are not predictions of actual performance. While our management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. If the risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this Presentation. The Company anticipates that subsequent events and developments will cause these assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Presentation. Market and Industry Data This Presentation contains references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us. Some data is also based on our good faith estimates, which are derived from our review of internal surveys or data, as well as the independent sources referenced above. Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from our assumptions and estimates. Non-GAAP Financial Measures This Presentation includes key performance indicators and non-GAAP financial metrics that we use to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Any non-GAAP financial measures used in this Presentation are in addition to, and not meant to be considered superior to, or a substitute for, the Company’s financial statements prepared in accordance with GAAP. A reconciliation of each of these non-GAAP measures to their nearest GAAP measure is set forth on page 7 of this Presentation. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing our financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Undue reliance should not be placed on these measures as the Company’s only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as used in respect of the Company may not be comparable to similarly titled amounts used by other companies. Unless otherwise noted, the Company’s financial results presented in this Presentation in US dollars have been translated for convenience from Japanese yen at the exchange rate of ¥157.37 = US$1.00, which was the foreign exchange rate on December 31, 2024, as reported by the Board of Governors of the Federal Reserve System in its weekly release on January 6, 2025. Additional information with respect to the Company is contained in its filings with the SEC and is available at the SEC’s website, www.sec.gov, and on the Company’s website, www.medirom.co.jp/en/. MEDIROM HEALTHCARE TECHNOLOGIES INC. 02 Important Notices Notices & Disclaimers

Financial Highlights FY2024 vs. FY2023 03 Cost of Revenues Increased by 15.1%, due to the increased number of salon purchase-back transactions, in which we repurchase salons from investors to whom we previously sold the salons. However, the CoR ratio to Revenue decreased from 77.0% to 72.9%. 01 Impairment Loss $0.1 million recorded in FY2024, due to the expected closure of a salon in 2025. 03 SG&A Increased by 14.3%, primarily due to an increase in professional fees, increase in allowance for doubtful accounts, increase in amortization of store operating rights, increase in directors’ salaries, and increase in recruiting expenses. 02 Net Income $0.9 million recorded primarily due to the gain from sales of salons recorded under other income and the release of the valuation allowance deferred tax asset. 04 Total Revenue Increased by 21.5% to $52.7 million due to an increase in sales of salons under the sale-and-outsource business model and store operation outsourcing revenue subsequent to the sales of salons.

Financial Highlights Financial Year 2024 04 Cash Flow from Operating Activities Negative $8.5 million, mainly due to a decrease in accrued expenses caused by payments of taxes or social security expenses for the previous years, reclassification of proceeds from sales of salons to net cash (used in) provided by investment activities. 01 Cash Flow from Investing Activities Positive $2.3 million, primarily due to the proceeds collected from the sales of salons.* The total amount of proceeds collected from the sales of salons for the year was approx. $5.8 million. 03 Cash Flow from Financing Activities Positive $7.6 million, primarily due to the proceeds from issuance of common stock in a public offering, proceeds from issuance of preferred stock in MML’s Series A financing round, and net increase of both short-term and long-term loans from banks. 02 Adjusted EBITDA Positive $2.6 million, increased from $1.9 million with Adjusted EBITDA margin of positive 5.0% compared with positive 4.5% in FY2023. 04 *Proceeds from sales of salons to investors, which became one of our key strategic initiatives beginning in Q4, 2021, was reclassified as Cash Flow from Investing Activities since the original source of the cash outflow was investments on fixed assets. However, the Company recognizes revenue from the sales based on ASC606 - revenue from contracts with customers. The Company believes the nature of the sales activity is operating activity because it is one of our primary businesses, regardless of accounting classification.

Consolidated Income Statement

(in Thousands)

For the Year Ended December 31,	2024(USD)	2024(JPY)	2023(JPY)	2022(JPY)	Change from 2023 to 2024
Revenues:					
Relaxation Salon	$47,317	¥7,446,200	¥6,059,851	¥5,972,913	22.9%
Luxury Beauty	$4,444	¥699,301	567,695	594,761	23.2%
Digital Preventative Healthcare	$976	¥153,633	¥200,397	¥386,383	(23.3%)
Total Revenue	**$52,736**	**¥8,299,134**	**¥6,827,943**	**¥6,954,057**	**21.5%**
Cost of Revenues & Operating Expenses:					
Cost Of Revenues	$38,463	¥6,052,849	¥5,259,075	¥5,051,600	15.1%
Selling, General And Administrative Expenses	$14,244	¥2,241,515	¥1,960,447	¥1,805,490	14.3%
Impairment Loss On Long-lived Assets	$145	¥22,872	—	—	—
Total Cost of Revenues & Operating Expenses	**$52,851**	**¥8,317,236**	**¥7,219,522**	**¥6,857,090**	**15.2%**
Operating Income (Loss)	**($115)**	**(¥18,102)**	**(¥391,579)**	**¥96,967**	**(95.4%)**
Net Income	**$878**	**¥138,191**	**¥115,049**	**¥148,965**	**20.1%**
Adjusted EBITDA(2)(4)	**$2,653**	**¥417,467**	**¥306,324**	**¥380,464**	**36.3%**
Adjusted EBITDA Margin(3)(4)	**5.0%**	**5.0%**	**4.5%**	**5.5%**	**0.5%**

(1) Convenience translations of Japanese yen into U.S. dollars have been made at the exchange rate of ¥157.37 = US$1.00, which was the foreign exchange rate on December 31, 2024 as reported by the Board of Governors of the Federal Reserve System. (www.federalreserve.gov/releases/h10/)

(2) We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) income tax expense, (v) depreciation and amortization, (vi) losses on sales of directly-owned salons to franchisees, (vii) gains (losses) on disposal of property and equipment, and other intangible assets (viii) impairment loss on long-lived assets and (ix) stock-based compensation expense.

(3) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

(4) For a reconciliation of Adjusted EBITDA to net income, the most comparable U.S. GAAP measure, see the table on the following slide.

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Revenue Comparison by Revenue Stream 06 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 Total Revenue Directly Operated Relaxation Salons Sale of Directly Owned Salons Franchise Fees Royalty Income Staffing Services Sublease Revenue Other Franchise Revenues Digital Preventative Healthcare Luxury Beauty Revenues 2023 2024 Millions JPY Directly-Operated Relaxation Salons Franchised Relaxation Salons Other Revenue Streams Total Breakdown Of Total Revenue By Stream

Reconciliation of Adjusted EBITDA 07 2024(USD) 2024(JPY) 2023(JPY) 2022(JPY) Net Income $878 ¥138,191 ¥115,049 ¥148,965 Dividend Income and Interest Income － (10) (1,113) (6,074) Interest Expenses 316 49,745 36,868 9,800 Income Tax Expense (Benefit) (575) (90,478) (94,427) 30,809 Depreciation and Amortization 1,843 290,038 252,595 184,056 Losses on Disposal of Property and Equipment, net and Other Intangible Assets, net 45 7,109 (2,648) 12,908 Impairment Loss on Long-Lived Assets 145 22,872 － － Adjusted EBITDA(2) $2,653 ¥417,467 ¥306,324 ¥380,464 Adjusted EBITDA Margin(3) 5.0% 5.0% 4.5% 5.5% For the Year Ended December 31, (1) Convenience translations of Japanese yen into U.S. dollars have been made at the exchange rate of ¥157.37 = US$1.00, which was the foreign exchange rate on December 31, 2024 as reported by the Board of Governors of the Federal Reserve System. (www.federalreserve.gov/releases/h10/ ) (2) We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) income tax expense, (v) depreciation and amortization, (vi) losses on sales of directly-owned salons to franchisees, (vii) gains (losses) on disposal of property and equipment, and other intangible assets (viii) impairment loss on long-lived assets and (ix) stock-based compensation expense. (3) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period. (in Thousands)

Revenue Adjusted EBITDA 08 (1) Convenience translations of Japanese yen into U.S. dollars have been made at the exchange rate of ¥157.37 = US$1.00, which was the foreign exchange rate on December 31, 2024 as reported by the Board of Governors of the Federal Reserve System. (www.federalreserve.gov/releases/h10/ ) (2) We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) income tax expense, (v) depreciation and amortization, (vi) losses on sales of directly-owned salons to franchisees, (vii) gains (losses) on disposal of property and equipment, and other intangible assets (viii) impairment loss on long-lived assets and (ix) stock-based compensation expense. (in Thousands) (in Thousands)

2023 (JPY, Millions) 2024 (JPY, Millions) Directly-Operated Salon COR 4,552 5,576 Franchised Salon COR 523 317 Other COR 184 160 Total COR ¥5,259 ¥6,053 Cost of Revenue Comparison 09 77.0% 72.9%

SG&A Comparison by Use of Expenses 10 Payroll Expenses Directors’ compensation increased in 2024 as compared to 2023. Such expense increased at MEDIROM, and also some employees at subsidiaries were appointed as directors or added as directors in connection with the Company’s acquisition of a rehabilitation business, and so such persons’ compensation was classified as directors’ compensation from 2024. Professional Fees Professional fees paid for financial advisory, legal counsel, and expenses in connection with non-recurring transactions including M&A transactions (including potential acquisitions). Payments to other professionals including auditors, financial reporting consultants, and internal control consultants. Other SG&A Expenses Other SG&A mainly consists of bad debt expenses, recruiting and training expenses, rent expenses, and other miscellaneous expenses. Although there was an increase in Other SG&A, its ratio to total revenue dropped from 28.7% in 2023 to 27.0% in 2024. 01 02 03 0 500 1000 1500 2000 2500 Total SG&A Payroll Expenses Professional Fees Other SG&A Expenses 2023 2024 Millions JPY

Consolidated Balance Statement 11 As of December 31, 2024(USD) 2024(JPY) 2023(JPY) Assets Current Assets $17,196 ¥2,706,062 ¥1,758.704 Non -Current Assets $34,216 ¥5,384,609 ¥5,090,485 Total Assets $51,412 ¥8,090,671 ¥6,849,189 Liabilities: Current Liabilities $26,571 ¥4,181,481 ¥3,560,593 Non -Current Liabilities $17,291 ¥2,721,132 ¥3,072,635 Total Liabilities $43,862 ¥6,902,613 ¥6,633,228 Redeemable Noncontrolling Interest $1,272 ¥200,160 ― Shareholders’ Equity: Common Stock, No Par Value $2,240 ¥352,523 ¥19,900 Class A Common Stock, No Par Value $0 ¥100 ¥100 Treasury Stock ($19) ( ¥3,000) ( ¥3,000) Additional Paid -In Capital $2,253 ¥354,605 ¥113,602 Retained Earnings $1,455 ¥229,040 ¥80,277 Noncontrolling Interest $347 ¥54,630 ¥5,082 Total Shareholders’ Equity $6,278 ¥987,898 ¥215,961 Total Liabilities and Shareholders’ Equity $51,412 ¥8,090,671 ¥6,849,189 (1) Convenience translations of Japanese yen into U .. S .. dollars have been made at the exchange rate of ¥157 ..37 = US $ 1 ..00 , which was the foreign exchange rate on December 31 , 2024 as reported by the Board of Governors of the Federal Reserve System .. (www ..federalreserve ..gov/releases/h10/) (in Thousands)

Consolidated Cashflow Statement 12 Years End December 31, 2024(USD) 2024(JPY) 2023(JPY) Net Income $878 ¥138,191 ¥115,049 Net Cash Used In Operating Activities ($8,462) (¥1,331,681) (¥631,737) Net Cash (Used In) Provided By Investing Activities $2,296 ¥361,393 (¥328,576) Net Cash Provided By Financing Activities $7,583 ¥1,193,340 ¥461,206 Net (Decrease) Increase Of Cash And Cash Equivalents During The Period $1,417 ¥223,052 (¥499,107) Cash And Cash Equivalents At Beginning Of Period $676 ¥106,347 ¥605,454 Cash And Cash Equivalents At End Of Period $2,093 ¥329,399 ¥106,347 (1) Convenience translations of Japanese yen into U.S. dollars have been made at the exchange rate of ¥157.37 = US$1.00, which was the foreign exchange rate on December 31, 2024 as reported by the Board of Governors of the Federal Reserve System. (www.federalreserve.gov/releases/h10/) (in Thousands)

MEDIROM HEALTHCARE TECHNOLOGIES INC. 76.3% repeat rate High repeat customer ratio Excluding aggregate of spa facilities 78K customers / month Average number of customers per month Served 945,395 customers in 2024 Focus on High Density Areas Retail metros/subways, malls, plazas Major cites (Tokyo, Nagoya, Osaka) Avg. $45.2(JPY7,111Yen)/customer in 2024 Avg. $43.5(JPY6,852Yen)/customer in 2023 308 Stores Total of directly managed, franchised and investor-owned salons Average beds per store Excluding aggregate of spa facilities Data as of December 2024 6.5 unit / store Wellness Salon Business Snapshot 13

Digital Preventative Healthcare Technology: MOTHER Bracelet® SELF-CHARGING FITNESS TRACKER “MOTHER BRACELET ” UNDER CO-DEVELOPMENT WITH MATRIX INDUSTRIES, INC. FEATURES • Steps • Sleep/Sleep Cycle • Heart rate • Activities • Surface Body Temperature • Security • Waterproof TARGET MARKET • Hospitals, Nursing Homes and Gyms • Logistics and Transportation Industry (Drivers’ Health Monitoring Needs) FEATURE-RICH & USER FRIENDLY • Pedometer • SDK (Software Development Kit) • Open to Third Parties MEDIROM HEALTHCARE TECHNOLOGIES INC. Innovative Fitness Tracker that does not Require Recharging TECHNOLOGY • MATRIX’s Patented Technologies • Thermoelectric Module & Boost Converter 14

MEDIROM

HEALTHCARE TECHNOLOGIES INC.



Thank You!

ir@medirom.co.jp
www.medirom.co.jp/en/ir

MEDIROM Healthcare Technologies Inc.
2-3-1, Daiba, Minato-ku,
Tokyo, JAPAN 135-0091